NEWS RELEASE

Pacific Internet Limited appoints Dr Paul Crosio as Board Director

SINGAPORE, Wednesday, 24 October 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“PacNet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced the appointment of Dr Paul Crosio to its Board of Directors. His appointment took effect from Thursday, 18 October 2007, upon receipt of approval from the Infocomm Development Authority of Singapore (“IDA”).

Mr Bill Barney, Chairman and Acting CEO of PacNet, said, “We welcome Paul’s appointment to PacNet’s Board, and we look forward to his contributions to help us maintain the highest standards of corporate governance moving forwards. Paul brings with him a depth of understanding of the industry in the region, as well as the necessary experience to help PacNet in its next phase of development and growth. His input will be invaluable especially during PacNet’s and ANC current corporate integration.”

Dr Crosio is the Senior Vice President of Human Resources and Administration in Asia Netcom. Dr Crosio had previously held the same position after joining the company in 2002, prior to the transition of Asia Global Crossing to Asia Netcom.

During Dr Crosio’s one-year absence from Asia Netcom, he served as Head of Global Human Resources for LG Phillips Displays. Previously, he was Head of Human Resources for WorldCom Asia Pacific – the company was rated among the top 10 “Best Employer in Asia” for 2001 in South Asia and was the highest rated Telecom/Internet Company in the same survey.

Prior to WorldCom, he was Vice President, Human Resources Asia Pacific at Citibank Global Consumer Banking. He has also held a number of key human resources and management roles in Colgate-Palmolive, Rothmans of Pall Mall and Abbott Laboratories.

Dr Crosio has an MBA from the University of Technology, Australia, and Bachelors Degrees in Economics (Honours) and Law from the University of Sydney.  He is an admitted Barrister in Australia and has previously practiced as a Labour attorney.

-Ends-

Media and Investor Relations Contact:
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.